Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418


         SUPERVALU ANNOUNCES LEADERSHIP ROLES IN BANK CREDIT FACILITIES

MINNEAPOLIS - MARCH 21, 2006 - SUPERVALU (NYSE:SVU) is pleased to announce the completion of the Agent phase of the syndication of the Company's $4.0 billion Bank Credit Facilities led by The Royal Bank of Scotland as Lead Arranger and Sole Book Runner, as well as the participation of the following institutions in the indicated leadership roles: Bank of America, Citigroup Corporate and Investment Banking, and Rabobank each as Co-Syndication Agents; CoBank and US Bank as Co-Documentation Agents; and Credit Suisse, Merrill Lynch Capital Corporation, Sovereign Bank and UBS Investment Bank as Senior Managing Agents.

ABOUT SUPERVALU INC.
Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its 1,381 retail grocery locations, including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU's geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery retailers across the nation. In addition, SUPERVALU's third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has approximately 50,000 employees. For more information about SUPERVALU visit http://www.supervalu.com.

On January 23, 2006, SUPERVALU, CVS and an investment group led by Cerberus Capital Management, L.P. announced that they had reached definitive agreements to acquire Albertson's, Inc. (NYSE:ABS).

In accordance with the agreements, SUPERVALU will acquire key retail operations of Albertsons - representing 1,124 stores - including Acme Markets, Bristol Farms, Jewel-Osco, Shaw's Supermarkets, Star Markets, and Albertsons banner stores in the Intermountain, Northwest and Southern California regions. The acquisition will also include the related in-store pharmacies under the Osco Drug and Sav-on banners.

As a result of the acquisition, which is subject to approval by both the shareholders of Albertson's, Inc. and SUPERVALU INC., SUPERVALU will become the nation's second-largest supermarket chain with annual revenues of approximately $44 billion.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


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Except for the historical and factual information  contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU's and Albertsons reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

SUPERVALU and Albertsons have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the definitive joint proxy statement/prospectus (when available), as well as other filings containing information about SUPERVALU and Albertson's, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson's, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson's and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU's directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson's directors and executive officers is available in its proxy statement filed with the SEC by Albertson's on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.


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CONTACTS:

YOLANDA SCHARTON (INVESTORS)
952-828-4540

Yolanda.Scharton@supervalu.com

HALEY MEYER (MEDIA)
952-828-4786
Haley.meyer@supervalu.com






                                                   A TRADITION OF FRESH THINKING